

THE YORK WATER COMPANY

INVESTMENT FOR OUR FUTURE

2024

ANNUAL REPORT

LAKE WILLIAMS DAM

AWARD-WINNING INFRASTRUCTURE



2024 Association of State Dam Safety Officials (ASDSO) National Dam Rehabilitation Project of the Year award on the Lake Williams Dam.

On September 23, 2024, York Water joined an elite group of dam owners and operators who have been awarded the National Dam Rehabilitation Project of the Year award from the Association of State Dam Safety Officials (ASDSO). The ASDSO national award is presented to one project annually and The York Water Company was honored to be the 2024 recipient. This prestigious recognition is a fitting capstone of this significant achievement for The York Water Company, our customers, our employees, and our shareholders.

The original Lake Williams Dam was completed in 1912. Following more than a century of reliable service, regulatory changes rendered the spillway undersized, which necessitated rehabilitation. The Lake Williams Dam is one of a few structures of its kind in Pennsylvania able to withstand a historic flooding event six times greater than the storm of record – Hurricane Agnes in 1972.

Our engineering team and our local partners, Gannett Fleming and Kinsley Construction, executed innovative design features and construction techniques, resulting in a new structure that provides significant capacity to mitigate and minimize environmental and community risks. The successful navigation of project challenges and keen focus on safety features of the final product were key factors in the National Dam Rehabilitation Project of the Year award.

ON THE FRONT COVER:

Aerial view of the rehabilitated Lake Williams dam in spring 2024.

The York Water Company has been a responsible dam owner for over 100 years. With this investment in infrastructure we will continue to have a safe and reliable source of supply for the next 100 years.



DEAR SHAREHOLDERS

2024
A YEAR OF REMARKABLE ACHIEVEMENT

On June 3, 2024 we came together as a community to rededicate the rehabilitated Lake Williams Dam. Standing with our distinguished guests, D. Andy Halliwell and Kendra Weiss joined in officially ‘wetting down’ the new spillway with water drawn earlier that morning from the Company’s original 1816 spring in Baumgartner’s Woods. (You will find the group photo on page 5.) We rededicated this impressive achievement to our employees past, both long and recent, to our employees represented that day, and to the employees who will join our ranks over the next century, and who will preside over York Water long after those pictured are gone. Andy, with just shy of 30 years’ service to York Water, and Kendra, with less than two, represented the thread of employees who have dedicated themselves to our 209-year-old institution, and without whom no accolades could be proffered. Our achievements are secured because our employees are remarkable.

Chairman George Hodges represented our Board of Directors, both sitting and past, on the spectacular June morning. From our incorporation in February 1816 to present day, it has been our Board of Directors who has laid the course for this Company, set the conditions, lent their vision to the necessity of this Company, and guaranteed management’s responsibility to and accountability for all of our stakeholders. It was our Board of Directors who met on August 13, 1911, and let a contract in the amount of $200,000 for the construction of the billion gallon basin that would become Lake Williams. In spite of the criticism of high rates, and the public’s misinformed petition that alum was unnecessary to treat for typhoid, the Board was steadfast and concluded that it wasn’t only necessary, but the Board was obligated to make this immense capital investment to ensure a safe source of supply would be available to the growing York Community. The historic comparison of 1911 to today is salient, as our Board of Directors remains steadfast in their conviction to invest in our infrastructure and human capital towards our future.

Nearly a century ago, on August 29, 1930, the former Governor of Pennsylvania and the first head of the US Forest Service, the esteemed Gifford Pinchot stood on the very spot from which this photo was taken. He and his entourage spent the day visiting and viewing The York Water Company’s plant. He noted:

The company has left nothing undone in its efforts to serve its consumers, and I understand perfectly why it is that during an existence of 114 years it has never found it necessary to curtail service, even during the recent unprecedented drought. It deserves praise for its successful efforts to purify its water supply. It is refreshing to know that Pennsylvania possesses a number of utilities which of their own volition go to extremes to safeguard the lives and health of their patrons, and, as I have said, The York Water Company truly recognizes the weight of its obligations.

On September 23, 2024, I was joined by Mark Snyder, VP of Engineering and representatives from our partners Gannett Fleming and Kinsley Construction in Denver, Colorado, to accept the National Rehabilitation Project of the Year Award from the Association of State Dam Safety Officials. I reflected on Governor Pinchot’s remarks made nearly a century ago, York Water’s obligation to invest in safe, reliable, and sustainable infrastructure to safeguard our community. I am certain that if he could stand in the exact same spot and look out upon the investment made in the Lake Williams Dam and its pristine impoundment, he would be equally effusive. I accepted the National Rehabilitation Project of the Year Award, this testament to our Company’s ethos, on behalf of the remarkable team of directors and employees with whom I serve. We are grateful to our shareholders for their trust and confidence in our Nation’s Oldest Investor-Owned Utility.

President and Chief Executive Officer

ACQUISITION AND ASSET INVESTMENT

2024 Acquisition Portfolio

Every day York Water is focused on providing safe, dependable, high-quality water and wastewater services that exceed customer expectations. In 2024 the team at York Water acquired six systems and hundreds of new customers.

WATER SYSTEMS

Brookhaven Mobile Home Community

The acquisition of the water distribution system in the Brookhaven Mobile Home Community in Hallam Township, York County was essential for public health. Replacing the water supply wells contaminated with tetrachloroethylene (TCE) with safe drinking water from our Grantley Road filter plant required 8,000 feet of water main. Today, the Brookhaven residents have safe, reliable drinking water again.

Houston Run Industrial Park

York Water's acquisition in Salisbury Township, Lancaster County, the Houston Run Industrial Park, is a system that was constructed and operated by a commercial developer since its inception. The owner/operator recognized that safe and reliable water service is vital to the tenants and the complex regulatory environment is better achieved with an experienced utility provider. York Water now provides the needed expertise and resources to support the public water needs for Houston Run and its surrounding area.

Longstown Mobile Estates

York Water acquired the water system for the Longstown Mobile Estates, located in Windsor Township, York County. This acquisition allows us to provide the residents in this area with safe, reliable drinking water.

Pine Run Retirement Community

Due to elevated levels of naturally occurring radiation, the water supply source(s) at the Pine Run Community in Hamilton Township, Adams County could not meet safe drinking water standards. The owner turned to York Water to provide a reliable solution to protect the residents. Following the investment to extend nearly 14,000 feet of water main, Pine Run residents are now receiving water from York Water's Grantley Road filter plant.

WASTEWATER SYSTEMS

Memphord Estates

The acquisition of the wastewater collection and treatment system serving the Memphord Estates subdivision outside of Dillsburg, York County has provided the residents with improved and more secure wastewater utility service. Since acquisition, York Water has enhanced operational controls, system performance, and we have completed needed repairs to the facilities.

York Haven Borough

In late 2024, York Water acquired the municipal wastewater collection and treatment assets of the York Haven Borough Sewer Authority in York County. Already a provider of drinking water for a portion of York Haven Borough, taking on wastewater services in this community was a natural fit as York Water can now provide efficient consolidated utility services. York Water is already taking steps to physically stabilize assets and facilities.





(Top) Key members of the York Water Wastewater team assembled to take over operations of the York Haven Borough Sewer System on December 9, 2024.

(Bottom) Members of the York Water team gathered on December 16, 2024, to officially turn the valve to allow safe, reliable drinking water to flow to the residents of the Brookhaven Mobile Home Community.

Asset Investment

COMPLETION OF THE LAKE WILLIAMS DAM

On June 3, 2024, The York Water Company, along with community and government leaders, celebrated the completion of the Lake Williams Dam Rehabilitation project.

From the state-of-the-art labyrinth weir to the digital controls within the intake valve tower, the newly rehabilitated Lake Williams Dam is capable of conveying a significantly higher volume of water across the structure with greater precision flow control. These improvements result in enhanced protections for downstream people and property for another 100 years.

The investment presents renewed contemporary confidence in a system that prioritizes redundancy in our water supply.



WATER MAIN EXTENSIONS AND REHABILITATION

This year we extended over 20,000 linear feet of new water main and replaced nearly 10 miles of main as part of our annual infrastructure replacement program. Since 2007 York Water has replaced approximately 153 miles of existing water main, the distance of nearly 2,700 football fields!

WASTEWATER TREATMENT EXPANSION

The Amblebrook Residential Community in Straban Township, Adams County has rapidly grown to over 570 homes, plus community and recreational facilities, since initiating construction in 2022. The continued success of this community allowed York Water to expand our wastewater treatment plant almost immediately to accommodate future phases. The expansion was completed in 2024, increasing our treatment capacity from 100,000 to 270,000 gallons per day.

Left to right: Bob Scaer, President and CEO, Gannett Fleming; Andy Halliwell, York Water; President Commissioner Julie Wheeler, York County; JT Hand, York Water; George Hodges, York Water; Acting Secretary Jessica Shirley, PA DEP; Rob Kinsley, President, Kinsley Enterprises; Kendra Weiss, York Water

WASTEWATER TREATMENT SYSTEM INVESTMENTS

In 2024 York Water made many significant investments on the wastewater side of our business, all to ensure efficient collection and reliable treatment in the communities we serve.

▶ In Lancaster at the Conewago Industrial Park, York Water teams rehabilitated equalization tanks, replaced pumps, and conducted video inspections of the collection system.

▶ A new energy-efficient UV treatment system was installed at our Southern York County Wastewater treatment plant to ensure that treatment is effective and consistent.

TERRITORY MAP

The York Water Company provides water and wastewater services to over 210,000 people in across 57 municipalities in Franklin, Adams, York, and Lancaster counties.

- CHARTERED WATER TERRITORY
- CHARTERED WASTEWATER TERRITORY
- CHARTERED WATER & WASTEWATER TERRITORY

SCOTT WATER
FANNETT
LURGAN
METAL
LETTERKENNY
SHIPPENSBURG
SOUTHAMPTON
HAMILTON
CHAMBERSBURG
ST THOMAS
GREENE
PETERS
GUILFORD
MERCERSBURG
QUINCY
MONTGOMERY
ANTRIM
WARREN
WASHINGTON

Franklin County

LATIMORE
HUNTINGTON
MENALLEN
READING
TYRONE
EAST BERLIN
BUTLER
HAMILTON
FRANKLIN
STRABAN
ABBOTTSTOWN
BERWICK
GETTYSBURG
OXFORD
MOUNT
PLEASANT
HIGHLAND
HAMILTONBAN
CUMBERLAND
CONEWAGO
LIBERTY
UNION
CARROLL
VALLEY
FREEDOM
MOUNT JOY
LITTLESTOWN
GERMANY

Adams County

INVESTMENT IN INFRASTRUCTURE

Investment in infrastructure is essential to ensure that The York Water Company can deliver safe and reliable water to our customers and consistently provide a reasonable return to our shareholders. One crucial component of all of our systems is our water main infrastructure that distributes finished water throughout our territory. Each year we invest significant resources to keep our main infrastructure in good working order to meet the needs of our customers. New main has an



1816
376 ft
1840
2,200 ft
1930
690,000 ft
1940
810,000 ft
1950
1,010,000 ft
1 million

PENN

COMMUNITY LEADERSHIP & PARTNERSHIPS

Community Leadership

As a reliable employer and community leader for over 200 years, York Water takes great pride in supporting organizations, events, and vital institutions in our community. We sponsor, volunteer, and serve as directors, leaders, workers, equipment and facility providers, facilitators, hosts, sponsors, and donors. Community participation and leadership is part of our culture because we understand the power and importance of community.

EDUCATION IS THE FOUNDATION

Just like safe and reliable water, education is the foundation for healthy children and a strong collective future. In 2024 York Water provided over $100,000 to early childhood education and educational foundations so that they can continue to improve the lives of children and provide needed educational opportunities. Some examples of programs York Water proudly supported includes:

▶ ACSI Children's Education d/b/a Children's Tuition Fund of PA

▶ Christian School of York

▶ House of Hope (York, PA)

▶ New Hope Ministries

▶ Logos Academy

▶ YMCA of the Roses

▶ YWCA of Gettysburg and Adams County

▶ YWCA of Hanover

▶ York Day Early Learning

▶ York Catholic High School

▶ York College of Pennsylvania

▶ York Jewish Community Center

UNITED IN MAKING AN IMPACT

Members of the York Water team joined the United Way of York County's Day of Action as we helped to paint and clean up the YMCA Historic Fairmount neighborhood.


VP of Human Resources, Ashley Grimm, takes part in the United Way Day of Action.

SUPPORTING OUR COMMUNITY

In 2024 our Company's support extended to community events of all sizes including:

▶ Boy Scouts Distinguished Citizen Celebration

▶ Court of Valor at Prospect Hill Cemetery

▶ Creative York Exhibit Sponsorship

▶ DreamWrights Center for Community Arts

▶ Factory Steam Whistle Concert

▶ Four Chaplains Memorial of York County

▶ Farm & Natural Lands Trust of York County Sasquatch Preservation Trail Run

▶ Garden Club of York – Downtown Flower Baskets

▶ Girl Scouts in the Heart of Pennsylvania's Women of Distinction Gala

▶ Girl Scouts Annual Cookie Drop Regional Facility Host

▶ Girls on the Run

▶ Go Green in the City

▶ Gold Star Memorial 5k

▶ Keystone Kidspace Play with Purpose and Birthday Bash

▶ Leg Up Farm Clay Blast Tournament

▶ Miss PA Scholarship Foundation

▶ Make Music Day 2024

▶ The Arc of York and Adams Counties Rail Trail 10-Miler

▶ Unstoppable You Conference

▶ York White Rose Run 5-Miler

▶ York YMCA Turkey Trot

▶ York St. Patrick's Day Parade

▶ York County 275th Anniversary Celebration

▶ York County History Center Gala and Oyster Festival

▶ York Marathon

▶ York Twinning Association Twelfth Night Tour

Community Partnerships

York Water's commitment to supporting our communities in a variety of ways is pervasive. This year, support included many educational, recreational, and municipal events and projects.

SHARING OUR EXPERTISE

In 2024 York Water welcomed more than a dozen school groups from local middle and high schools, to several college groups at our Grantley Road filter plant and at the Lake Williams Dam. These on-site experiences provide students a behind-the-scenes look at how we impound, treat, and distribute safe drinking water and how we manage and maintain our infrastructure.

York Water team members also presented to students and groups of all ages sharing their knowledge, experience, and their unique personal professional journeys at York Water.



JT Hand leads a Senior Seminar for Engineering students at York College of Pennsylvania.



Steve Metzler shares engineering principles with elementary students.



Jason Heitmann shares with industry members how York Water utilizes GIS technology.

YORK WATER GIVING TIME AND TALENT

York Water employees give their personal time to many community organizations. Just a few of the organizations that benefit from our employee's time and talent include:

- Appell Center for the Performing Arts
- Central Pennsylvania Water Quality Association
- Children's Home of York
- Farm & Natural Lands Trust of York County
- Leg Up Farm
- Penn State York Advisory Council
- Pennsylvania Environmental Council
- Olivia's House – A Grief and Loss Center for Children

- Pennsylvania Technical Advisory Committee
- Pennsylvania Water Resources Advisory Committee
- Susquehanna National Heritage Area
- The Lower Susquehanna River Water Resource Planning Committee
- York County Community Foundation
- York County Industrial Development Authority
- YMCA of the Roses

ENVIRONMENTAL STEWARDSHIP

Since our founding in 1816, York Water has protected and preserved our natural environment and our most important natural resource, water. Sound and consistent environmental stewardship has always been important to every decision that we make as a company. From diversifying water sources in the 1800's, to reforestation of Lake Williams in the early 1900's and again in the 1950's, to current day protection and enhancement of aquatic and wetland resources, York Water has been ahead of its time recognizing the importance of our environment to not only water quality but also to our quality of life.

MINIMIZING ENVIRONMENTAL IMPACT AT LAKE WILLIAMS

The environment was top of mind throughout the Lake Williams Dam Rehabilitation project. The project's meticulous design and construction practices minimized environmental impacts, enhanced wildlife habitat, and created new and enhanced wetland habitat. The project also incorporated extensive tree planting and soil reuse to reshape the landscape around the dam to blend seamlessly with the natural topography.

MAXIMIZING NATURAL RESOURCES THROUGH RECYCLING



York Water knows that metal recycling preserves natural resources and the environment by reducing the need to remove virgin raw materials from the ground. In 2024 we recommitted to ensuring that all of our scrap metal, from on-site fabrication projects to old pumps and fitting to cast iron pipe and fire hydrants, was kept out of landfills. With over 130 tons of metal recycled in 2024, we are making a positive impact environmentally and economically.

PARTNERING WITH OTHERS

York College of Pennsylvania

In spring 2022, York Water began a partnership with the York College of Pennsylvania Biology department to study the turtle populations at both of our York County reservoirs. This year, the scientists have been able to expand their study area to Turtle Island. Turtle Island was created during the Lake Williams Dam Rehabilitation project. York Water is proud to support this special relationship as the benefits bring together science, education, and the environment all to benefit our resources and our community.

PA Fish and Boat Commission

York Water supports the PA Fish and Boat Commission's study and efforts to eliminate the Northern Snakehead, an invasive species, from Pennsylvania waterways. Northern Snakeheads are predatory fish that will compete with other fish species for forage and habitat. The PA Fish and Boat Commission is working to understand the impact the invasive species is having on local fish populations and waterways. As a responsible water utility with reservoirs that are part of the Commonwealth's interconnected water resources, we will continue to work with the PA Fish and Boat Commission to eradicate this invasive species.



Source Water Protection

Source water is the water that feeds a water supply system, which can include groundwater, springs, streams, creeks, rivers, lakes, and reservoirs. Protecting source water to prevent contaminants and actively maintaining water quality are essential to efficiently provide safe, high-quality drinking water. At York Water, Source Water Protection is taken seriously both internally and within our community.

Our **Source Water Protection (SWP) Committee** is made up of community stakeholders who meet bi-annually to review the actions York Water has taken to protect our source water and provide input on annual goals and future plans. Internally, the Source Water Protection team works throughout the year to execute more and more of our source water protection plan.

In 2024 York Water commissioned a comprehensive Source Water Protection Plan for our water resources in Adams County so that we can provide service to customers and maintain sufficient water resources for future generations.

In 2024 York Water partnered with municipal leaders and first responders through an informal Source Water Informational Coffee session which proved to be a meaningful way to exchange important information. The session provided the opportunity to educate these partners about the location of our Source Water protection zones as well as who to notify should a release of a contaminant occur within the designated zones.





This year York Water continued our support of the Street2Creek Storm Drain Art Contest where artists created street art on and around storm drains to raise awareness of storm water pollution. The top three designs were awarded cash prizes and the privilege to paint their design on a storm drain in the City of York.

In 2024 York Water installed watershed signs along Interstate 83 in York County, the most heavily traveled road in our primary source water protection area. These signs act as a reminder to all who pass that they are entering a water supply area and should take steps to protect the area or report releases.

FOCUSING ON OUR CUSTOMERS

Customer service takes a variety of forms at The York Water Company, and every member of our team is responsible to our customers. Our front line Customer Service team answers questions, addresses concerns, and solves problems day in and day out.

> **In 2024 York Water received no formal PUC customer complaints.**

THROUGHOUT 2024, OUR CUSTOMER SERVICE TEAM:



Completed over **11,600** transactions for customers who walked in the doors of our main office.



Received over **75,000** inbound phone calls.



Of inbound calls answered, 96% were answered in 30 seconds or less.

All of this work was done and resulted in a complaint rate that remains lower than any PUC-regulated water utility in Pennsylvania. York Water is proud to provide our customers with the service that they expect and deserve.

Customer Satisfaction Survey

89%
of surveyed York Water customers are satisfied with services

72%
of surveyed York Water customers approve of cost of service

89%
of surveyed York Water customers find yorkwater.com easy to use

In 2024 York Water partnered with a public survey company to conduct a Customer Satisfaction Survey. This survey of York Water customers was conducted telephonically with a live-interviewer, by mail, and utilizing online surveys. In total, 1,500 customers participated. The findings from this survey will guide the York Water team as we work to achieve the highest levels of service to our customers.

Caring For Our Customers

SERVICE LINE SURVEY

In 2024 the U.S. Environmental Protection Agency's (EPA) most recent Lead and Copper Rule Revision was released. Notably, these rules require all regulated water utilities across the country to develop an inventory of service line material within their system. This inventory must include the service line material for both the company-side and the customer-side.

Pre-dating the rule, York Water has been working to identify and replace company lead service lines since 1978. In 2024 we issued specific requests to all 78,000 customers to complete a Service Line Survey, which is available in traditional and digital forms. It takes 10 minutes to complete from the comfort of their home.

The completion of the survey not only ensures we are meeting the regulations outlined in the Lead and Copper Rules, but it also confirms for our customers that their homes are free from lead service lines.



YORK WATER SERVICE LINE MATERIAL PROJECT
CHECK FOR LEAD
SEE REVERSE SIDE FOR DETAILS
We need your help to find out if you have a lead water service line. This line is owned by you, but we would like to replace it if it is lead at no cost to you.
In only 10 minutes, you can check your service line:
STEP 1: Gather a key or a coin and a strong refrigerator magnet. Then, find your water meter.
STEP 2: Carefully scratch the pipe leading into your water meter with the key or coin.
STEP 3: Place the magnet on the pipe.
STEP 4: Share your findings with York Water by completing the York Water Service Line Inventory Survey at the link below.
Please visit www.yorkwater.com/water-quality/service-line-survey or scan the QR code on this postcard for more details and to submit your information.
"That good York water" SINCE 1816
If you need information or have any questions, The York Water Company Customer Service team is available at customer.service@yorkwater.com or by calling 717-845-3601.



YORK WATER CARES

YORK WATER CARES

Our York Water Cares (YWC) program provides funding to customers who need help paying their water bills. While designed to help low-income customers, this program may also be utilized by customers who have a short-term challenge and need limited bridge assistance. Eligibility for this program is administered by The Salvation Army and Community Progress Council. York Water provided $40,000 in 2024 to distribute to qualifying customers who need help paying their York Water bills.

The Lake Williams Dam
Circa 1912

THE LAKE WILLIAMS DAM CIRCA 2024

After 15 years of planning, permitting, and designing and nearly 2 years of construction, the Lake Williams Dam Rehabilitation project was completed. 91 days following completion, the reservoir was full once more. This once in a lifetime project to rehabilitate a century-old guardian was a true testament to the local talent who designed, engineered, and built such a structure that will provide a safe and reliable source of water for the customers of The York Water Company for generations. From the unique design features of the labyrinth weir to the inclusion of the original concrete core wall, and the numerous environmental features, it was of no surprise to those involved that this project would be named the 2024 ASDSO National Dam Rehabilitation Project of the Year.

JUNE 3, 2024

On this extraordinary day in York Water history, community leaders gathered to celebrate the completion of the rehabilitated Lake Williams Dam. State, county, and local officials, business leaders, key employees, and special guests joined in to toast the award-winning dam that had been completed on time and on budget.

ORIGINAL GATE VALVE

Originally placed in 1912 during construction, the Rensselaer Iron and Steel Company gate valve was removed from the Lake Williams Dam and thoughtfully restored. This gate valve has been placed so that visitors can explore this once essential portion of York Water history.

ROLLER COMPACTED CONCRETE

Over 46,000 cubic yards of roller compacted concrete was used throughout the rehabilitation project for the Lake Williams Dam. This material is a highly cost-effective and efficient material for mass concrete construction.

LABYRINTH WEIR

The labyrinth weir is a key design feature of the Lake Williams Dam. This design feature allows water to gently cascade over the structure and mitigates upstream flooding all while utilizing a minimal amount of area within the overall structure.

100+ YEAR-OLD CONCRETE CORE WALL

Remarkably, the engineering team found the original concrete core wall to be structurally sound and was able to incorporate this century-old feature into the newly rehabilitated dam.

INTAKE VALVE TOWER

This feature in the design allows for more precise flow control management, as well as remote monitoring and valve actuation.

SIGNAGE WITH HISTORY

Following the completion of the dam, a newly-constructed sign was placed to mark the completion of the project. The materials used to create this sign include a portion of the original concrete core wall, bricks, and cupolas from the original pump house. This sign publicly identifies the project to include the essential York Water leaders and community partners who made the project possible.



Lake Williams Dam
1912
2023
Lake Williams Dam
Constructed, owned, and operated by The York Water Company.
Serving our community since 1816.
"That good York water"

INCREASED CAPACITY

The Lake Williams Dam now impounds 1.144 billion gallons of water – an increase of 60 million gallons of water. This reservoir is part of the main water source for more than 210,000 people throughout York Water's service territory.

TURTLE ISLANDS

As part of York Water's commitment to our environment, two habitat islands were created from excess fill material. Not only was this a significant cost-saving measure for our community, but the islands provide sanctuary for wildlife and aquatic life in our reservoir.

THE YORK WATER COMPANY TEAM



On June 13, 2024, nearly every employee of The York Water Company gathered at the Lake Williams Dam to celebrate the completion of the rehabilitation project.

The York Water Company is filled with talented individuals who are committed to providing safe and reliable water and wastewater services to our customers every day. In 2024 we welcomed 24 team members who bring with them expertise to keep our Company operating efficiently, and we bid farewell and said thank you to six long-serving colleagues who helped make York Water a better place for our team and our customers.

PROFESSIONAL DEVELOPMENT

The York Water Company recognizes the power of professional development and is committed to supporting the professionals on our team as they prepare to become the next generation of business leaders. This commitment is demonstrated in many ways including, leadership and skills training and tuition reimbursement.

▸ This year Nick Schaefer, our Construction Superintendent, completed Leadership York's Leadership Training Program.

▸ Additionally, our team earned **12 water and wastewater operator certificates**.





Ashley Grimm and Nick Schaefer at Leadership York celebration event.

York Water's most recent water and wastewater certified operators. (Left to right: Brett Steers, Chuck Patton, Colton Wildasin, Daulton Quigley, Josh Cornell, Devon Heffley)

80HRS

Operations department team members gathered for nearly 80 hours of safety training.

$45,000+

More than $45,000 was extended for professional development and tuition reimbursement.

Our 2024 Retirees

With a cumulative 164 years of service, six of our team members retired in 2024. We are thankful for their service and commitment.

▶ In January 2024, Lorie Whitehead, Executive Assistant, retired after 20 years of service.

▶ Rob Bissey, Distribution Customer Service Manager and Cynthia Howell, Construction Assistant, both retired in March 2024 after 45 years of service and 44 years of service, respectively.

▶ In April 2024, Jack Longstreet, Assistant Wastewater Superintendent, retired after 7 years of service and Marty Strine, Operations Manager, retired after 22 years of service.

▶ Vernon Bracey, Vice President of Customer Service, retired in September 2024 after 26 years of service.








(A) Lorie Whitehead, Executive Assistant, (B) Rob Bissey, Distribution Customer Service Manager, (C) Cynthia Howell, Construction Assistant, (D) Jack Longstreet, Assistant Wastewater Superintendent, (E) Marty Strine, Operations Manager, (F) Vernon Bracey, Vice President of Customer Service

OUR 209TH YEAR

Summary of Operations

(In thousands of dollars, except per share amounts)

	2024	2023	2022	2021	2020
Operating revenues......................	$ 74,959	$ 71,031	$ 60,061	$ 55,119	$ 53,852
Operating expenses...........................	46,918	41,500	35,578	31,723	29,421
Operating income	28,041	29,531	24,483	23,396	24,431
Interest expense.................................	6,852	2,894	3,613	3,705	4,177
Gain on life insurance	–	–	–	–	515
Other income (expenses), net.............	486	(1,603)	(1,275)	(1,587)	(2,153)
Income before income taxes...............	21,675	25,034	19,595	18,104	18,616
Income taxes......................................	1,350	1,277	15	1,120	2,018
Net income...	$ 20,325	$ 23,757	$ 19,580	$16,984	$ 16,598
PER SHARE OF COMMON STOCK					
Book value	$ 16.07	$ 15.43	$ 14.50	$ 11.64	$ 10.97
Earnings per share:					
Basic	1.42	1.66	1.40	1.30	1.27
Diluted...	1.42	1.66	1.40	1.30	1.27
Weighted average number of shares outstanding during the year:					
Basic	14,346,552	14,294,910	13,957,788	13,076,263	13,033,681
Diluted	14,346,761	14,295,713	13,958,915	13,077,290	13,034,520
Cash dividends declared per share......	0.8516	0.8189	0.7874	0.7571	0.7280
UTILITY PLANT					
Original cost, net of acquisition adjustments............................	$ 655,089	$ 610,817	$ 539,963	$ 482,113	$ 434,963
Construction expenditures..................	48,226	64,640	50,532	34,409	32,123
OTHER					
Total assets	$ 633,473	$ 588,205	$ 510,595	$ 458,853	$ 406,957
Long-term debt including current portion....................................	205,561	180,007	139,465	146,369	123,573

For Management's Discussion and Analysis of Financial Condition and Results of Operations, please refer to Item 7 in the Company's Annual Report on Form 10-K.

FINANCIAL STATISTICS

All the data presented in the 2024 graphs below reflect historic corporate performance records. As in previous years, The York Water Company's growth and capital placement are the highlights of 2024. We had record operating revenues, but higher operating expenses and higher net interest expense resulted in a slight decrease in our net income. The decrease in our capital investment from $64.6M in 2023 to $48.2M in 2024 was anticipated given the completion of the Lake Williams Dam rehabilitation project, but allowed for many facility maintenance projects and several system acquisitions. Our focus on stategic investment in both water and wastewater infrastructure and assets ensures that we provide uninterrupted service to the communities we serve and allows us to grow responsibily and efficiently.









Supplemental Information (Unaudited)

(In thousands of dollars, except per share amounts)

YEAR ENDED DECEMBER 31	2024	2023	2022
SELECTED FINANCIAL DATA			
Income			
Operating Revenues	$74,959	$71,031	$60,061
Operating Expenses	$46,918	$41,500	$35,578
Operating Income	$28,041	$29,531	$24,483
Interest Expense	$6,852	$2,894	$3,613
Net Income	$20,325	$23,757	$19,580
Percent Change in Net Income Compared to Prior Year	-14.4%	21.3%	15.3%
Common Stock Dividends	$12,226	$11,716	$11,009
Dividend Payout Ratio	60.2%	49.3%	56.2%
Weighted Average Common Shares Outstanding, Basic	14,346,552	14,294,910	13,957,788
Basic & Diluted Earnings Per Weighted Average Common Share	$1.42	$1.66	$1.40
Number of Common Shares Outstanding	14,386,282	14,332,245	14,285,584
ROE on Year End Common Equity	8.8%	10.7%	9.5%
Common Stock Dividends Per Share	$0.8516	$0.8189	$0.7874
Net Cash Flows From Operating Activities	$30,559	$31,908	$22,018
Balance Sheet			
Common Stockholders' Equity	$231,192	$221,178	$207,183
Long-Term Debt Including Current Maturities	$205,561	$180,007	$139,465
Total Capitalization	$436,753	$401,185	$346,648
Percent Common Stockholders' Equity	53%	55%	60%
Percent Long-Term Debt	47%	45%	40%
Net Utility Plant	$531,007	$493,704	$431,205
OPERATING DATA			
Revenue Class			
Residential	$47,609	$45,526	$39,196
Commercial and Industrial	$21,783	$20,329	$16,255
Other	$5,567	$5,176	$4,610
Total Operating Revenues	$74,959	$71,031	$60,061
Construction Expenditures	$48,226	$64,640	$50,532
OTHER OPERATING DATA			
Number of Customers	79,771	77,893	76,731
Number of Employees	127	130	116
Common Shareholders	1,775	1,824	1,890
Book Value Per Common Share	$16.07	$15.43	$14.50
Market Value at Year End	$32.72	$38.62	$44.98
Market Value to Book Value	204%	250%	310%
Price Earning Ratio	23.0	23.3	32.1

2021	2020	2019	2018	2017	2016	2015	2014
$55,119	$53,852	$51,578	$48,437	$48,589	$47,584	$47,089	$45,900
$31,723	$29,421	$27,792	$25,920	$24,896	$23,414	$23,294	$22,593
$23,396	$24,431	$23,786	$22,517	$23,693	$24,170	$23,795	$23,307
$3,705	$4,177	$4,758	$5,280	$4,484	$5,037	$4,976	$4,996
$16,984	$16,598	$14,402	$13,376	$12,974	$11,846	$12,489	$11,484
2.3%	15.2%	7.7%	3.1%	9.5%	-5.1%	8.8%	19.0%
$9,909	$9,490	$9,083	$8,690	$8,318	$8,051	$7,743	$7,443
58.3%	57.2%	63.1%	65.0%	64.1%	68.0%	62.0%	64.8%
13,076,263	13,033,681	12,964,080	12,903,568	12,849,123	12,845,955	12,831,687	12,879,912
$1.30	$1.27	$1.11	$1.04	$1.01	$0.92	$0.97	$0.89
13,112,948	13,060,817	13,014,898	12,943,536	12,872,742	12,852,295	12,812,377	12,830,521
11.1%	11.6%	10.7%	10.6%	10.9%	10.4%	11.5%	11.0%
$0.7571	$0.7280	$0.7001	$0.6731	$0.6472	$0.6267	$0.6040	$0.5788
$22,959	$20,235	$18,881	$18,372	$20,111	$19,365	$20,710	$18,766
$152,622	$143,252	$134,185	$126,195	$119,405	$114,061	$109,070	$104,563
$146,369	$123,573	$101,035	$93,358	$90,142	$84,653	$84,562	$82,312
$298,991	$266,825	$235,220	$219,553	$209,547	$198,714	$193,632	$186,875
51%	54%	57%	57%	57%	57%	56%	56%
49%	46%	43%	43%	43%	43%	44%	44%
$382,909	$343,623	$313,224	$299,157	$288,787	$270,907	$261,420	$253,194
$35,885	$35,733	$33,409	$31,281	$31,257	$30,218	$29,761	$29,165
$14,892	$14,068	$14,441	$13,578	$13,729	$13,760	$13,822	$13,267
$4,342	$4,051	$3,728	$3,578	$3,603	$3,606	$3,506	$3,468
$55,119	$53,852	$51,578	$48,437	$48,589	$47,584	$47,089	$45,900
$34,409	$32,123	$18,425	$16,882	$24,602	$13,158	$13,844	$14,139
73,144	72,681	71,411	70,263	69,604	67,052	66,087	65,102
110	108	106	109	102	103	107	107
1,933	1,982	1,998	1,999	2,011	2,052	2,007	2,002
$11.64	$10.97	$10.31	$9.75	$9.28	$8.87	$8.51	$8.15
$49.78	$46.60	$46.11	$32.06	$33.90	$38.20	$24.94	$23.21
428%	425%	447%	329%	365%	431%	293%	285%
38.3	36.7	41.5	30.8	33.6	41.5	25.7	26.1

OFFICERS AND KEY EMPLOYEES



Suzanne M. Becker
Vice President - Customer Service



Alexandra C. Chiaruttini, Esq.
Chief Administrative Officer and General Counsel



Ashley M. Grimm, Esq., SHRM-SCP
Vice President - Human Resources and Corporate Secretary



Joseph T. Hand
President and Chief Executive Officer



Matthew E. Poff, CPA
Chief Financial Officer and Treasurer



Matthew J. Scarpato
Vice President - Operations



Mark S. Snyder, P.E.
Vice President - Engineering



Molly E. Houck
Investor Relations Coordinator and Assistant Corporate Secretary



Vernon Bracey addressing shareholders at The York Water Company 2024 Annual Meeting.

CELEBRATING VERNON L. BRACEY

Following 26 years of service, Vernon L. Bracey retired as the Vice President of Customer Service on September 1, 2024. Vernon started his career as the Meter Reading Manager in 1998 and progressed to be the Customer Service Manager. He served as Vice President of Customer Service from 2003 - 2024.

Vernon has mentored many employees throughout his career and truly shaped how York Water interacts with our customers. He experienced many transitions over the years and was always loyal, able, and willing to step in wherever necessary. He exemplified a team player, and, for that, York Water is forever grateful. The entire team at The York Water Company wishes Vernon the best as he begins this new chapter of his life!



2024 York Water officers Ashley Grimm, Mark Snyder, Matt Scarpato, Alex Chiaruttini, JT Hand, Matt Poff, and Vernon Bracey gather in August 2024.

THE RIGHT STUFF

York Water is developing the workforce of our future.

We have a new generation of employees who are tech savvy, innovative, environmentally conscientious and customer service-oriented. This employee profile, along with a leadership team who is ready to mentor, develop, and support through educational opportunities, is placing The York Water Company on a trajectory for continued success.












BOARD OF DIRECTORS

     

Paul R. Bonney, Esq. [3] [4]
Director Since 2022

Douglas S. Brossman [3,4]
Director Since 2023

Michael W. Gang, Esq. [1]
Director Since 1996

Joseph T. Hand [1]
Director Since 2020

Jeffrey R. Hines, P.E. [1]
Director Since 2008

George W. Hodges [1]
Chair, Director Since 2000

    

Jody L. Keller, SPHR [4]
Director Since 2015

Erin C. McGlaughlin [3]
Director Since 2016

Robert J. Lambert [2]
Director Since 2024

Steven R. Rasmussen, CPA [2]
Director Since 2011

Laura T. Wand [2]
Director Since 2023

Directors Emeriti:

James H. Cawley
George Hay Kain, III
William T. Morris
Irvin S. Naylor
Robert P. Newcomer
Thomas C. Norris
Jeffrey S. Osman
Ernest J. Waters

KEY: (1) Executive Committee   (2) Audit Committee   (3) Nomination and Corporate Governance Committee   (4) Compensation and Human Capital Committee

ADDITION TO THE BOARD OF DIRECTORS 2024

Robert J. Lambert

Mr. Robert J. Lambert joined our Board of Directors in September 2024. Mr. Lambert has led the York County Library system for more than 25 years. Mr. Lambert's experience in public administration, strategic thinking, public and private governance, as well as his deep commitment to service and community, will enhance the Board's governance capacity.

BOARD OF DIRECTORS RETIREE

Ernest J. Waters, Director 2007-2024

On October 5, 2024, Ernest J. Waters retired from the York Water Board of Directors after 17 years of service. Ernie served the Company and the Board well with his public utility and regulatory knowledge, experience, and wisdom. It is with deep gratitude that Ernest J. Waters has been elected Director Emeritus for The York Water Company, with full rights and privileges.



York Water Directors Jody Keller, Douglas Brossman, Erin McGlaughlin, Michael Gang, George Hodges, JT Hand, Laura Wand, Paul Bonney, Steve Rasmussen, and Ernie Waters, celebrate the completion of the Lake Williams Dam Rehabilitation in August 2024. (Missing from the photo is Director Jeff Hines.)

SHAREHOLDER INFORMATION

MARKET INFORMATION

The common stock of The York Water Company is traded on the NASDAQ Global Select Market under the symbol YORW.

Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2024, numbered approximately 1,775.

FINANCIAL REPORTS AND INVESTOR RELATIONS

The Company makes available free of charge, on or through its website (www.yorkwater.com), its annual report on Form 10-K, its quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission, or SEC. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements, and other information about SEC registrants, including the Company.

Shareholders may request, without charge, copies of the Company's financial reports. Such requests, as well as other investor relations inquiries, should be addressed to:

Molly E. Houck Investor Relations Coordinator and Assistant Corporate Secretary	The York Water Company 130 East Market Street York, PA 17401	(717) 718-2942 (800) 750-5561 mollyh@yorkwater.com

In 2013, we initiated a share repurchase program to add value for our shareholders. The Board of Directors authorized the Company to repurchase up to 1,200,000 shares of the Company's common stock from time to time. No shares were repurchased this year. As of December 31, 2024, 618,004 shares remain available for repurchase.

We are only including a summary of our financial results in this annual report. Please refer to our annual SEC 10-K Report, which was delivered with this report or can be downloaded from the investor relations section of our website at www.yorkwater.com for a more detailed review of our financial performance.

TRANSFER AGENT & REGISTRAR

Broadridge Corporate
Issuer Solutions, Inc.

P.O. Box 1342
Brentwood, NY 11717

(844) 317-3311 (toll free)
http://shareholder.broadridge.com/YORW

INDEPENDENT AUDITORS

Baker Tilly US, LLP

1570 Fruitville Pike
Suite 400
Lancaster, PA 17601

STOCK EXCHANGE LISTING

The Company's common shares trade on the NASDAQ Global Select Market.

The trading symbol is **YORW**.



"That good York water"
SINCE 1816

IMPORTANT ANNUAL MEETING INFORMATION

Monday, May 5, 2025 @ 1:00 p.m

Appell Center for the Performing Arts
50 North George Street
York, PA 17401

Doors will open at 11:30 a.m. and a boxed lunch will be provided beginning at 12:00 p.m. Reservations are required.

RSVP to Molly Houck at 717-718-2942 or mollyh@yorkwater.com.

THE YORK WATER COMPANY
2024 ANNUAL REPORT



"That good York water"
SINCE 1816

130 East Market Street
York, Pennsylvania 17401

717-845-3601

www.yorkwater.com



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